UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  NOVEMBER 21, 2005                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC   V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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NOVEMBER 18 2005                               TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M

       CENTRASIA HIRES INVESTOR RELATIONS CONSULTANT AND UNDERTAKES MARKET
                                AWARENESS PROGRAM


VANCOUVER, B.C., NOVEMBER 21, 2005 - Centrasia Mining Corp. ("Centrasia") announces that it has retained Vancouver based Jordan Shapiro to design and implement a comprehensive public and investor relations strategy for Centrasia.

Mr. Shapiro has nine years of experience in the financial services industry. He spent six years serving clients in Canada and the United States as an Investment Advisor at Canaccord Capital Corporation, Canada's largest independent securities dealer. In 2002, Mr. Shapiro founded Hudson Capital Corporation, a financial consulting firm assisting companies in areas of corporate finance, business development and investor relations. The board and management of Centrasia believes that Mr. Shapiro's investment marketing experience and understanding of global capital markets is a strong asset for Centrasia Mining.

Mr. Shapiro, who is arm's length to Centrasia, has been retained on a monthly basis at a fee of $2,500 per month, which will be paid from existing working capital. The Company has also granted him an option to purchase up to 100,000 shares at $0.79 for a period of five years.

Centrasia also announces that it has signed a one-year agreement with Stockgroup Media of Vancouver, Canada to provide news distribution and market awareness services. Stockgroup, founded in 1995, owns and operates web-based financial research centers for the investment community including WWW.SMALLCAPCENTER.COM and WWW.STOCKHOUSE.COM. In addition, Stockgroup licenses financial web applications to public companies and financial institutions.

On behalf of the Board of Directors of

CENTRASIA MINING CORP.



/s/ DOUGLAS TURNBULL
______________________
DOUGLAS TURNBULL
PRESIDENT & C.E.O.


FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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